UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

DD GLOBAL HOLDINGS LIMITED

P.O. BOX 31119 GRAND PAVILION

HIBISCUS WAY, 802 WEST BAY ROAD

GRAND CAYMAN, KY1-1205

CAYMAN ISLANDS

TELEPHONE: +85225281880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DD Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,125,801 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,125,801 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,125,801 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.9% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 6 to Schedule 13D is filed by DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (DD Global, Champ Key, DE Capital and Mr. Li are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by DD Global. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by Champ Key and DE Capital, and held of record by DD Global.

(3)	The percentage set forth above is calculated based on 238,982,254 shares of the Issuer’s Common Stock outstanding as of February 23, 2022, as reported on the Issuer’s Form 10-K filed on March 1, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Champ Key Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,315,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,315,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,315,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.1% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 14,125,801 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by Champ Key.

(3)	The percentage set forth above is calculated based on 238,982,254 shares of the Issuer’s Common Stock outstanding as of February 23, 2022, as reported on the Issuer’s Form 10-K filed on March 1, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,315,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,315,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,315,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.1% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 14,125,801 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	The percentage set forth above is calculated based on 238,982,254 shares of the Issuer’s Common Stock outstanding as of February 23, 2022, as reported on the Issuer’s Form 10-K filed on March 1, 2022.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Pak Tam Li
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,315,011 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,315,011 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,315,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 13.1% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 14,125,801 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	The percentage set forth above is calculated based on 238,982,254 shares of the Issuer’s Common Stock outstanding as of February 23, 2022, as reported on the Issuer’s Form 10-K filed on March 1, 2022.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by (i) Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021, (iii) Amendment No. 3 filed on October 6, 2021, (iv) Amendment No. 4 filed on November 22, 2021 and (v) Amendment No. 5 filed on December 13, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 6 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference. Bank J. Safra Sarasin AG, a Swiss company limited by shares (“BJSS”), acquired 10,500,000 shares of the Issuer’s Common Stock, which were beneficially owned by DD Global, pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
DD Global Holdings Limited	14,125,801	0	14,125,801	0	14,125,801	14,125,801	5.9%
Champ Key Limited	17,189,210	0	31,315,011	0	31,315,011	31,315,011	13.1%
DE Capital Limited(2)	0	0	31,315,011	0	31,315,011	31,315,011	13.1%
Pak Tam Li(2)	0	0	31,315,011	0	31,315,011	31,315,011	13.1%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.

(2)	The shares are owned as follows: (i) 14,125,801 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	The percentage set forth above is calculated based on 238,982,254 shares of the Issuer’s Common Stock outstanding as of February 23, 2022, as reported on the Issuer’s Form 10-K filed on March 1, 2022.

(c) Except as set forth in Item 4 hereof and in the Statement, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On March 15, 2022, DD Global entered into a share purchase agreement (the “DDG Agreement”) with BJSS pursuant to which BJSS agreed to purchase 10,500,000 shares of the Issuer’s Common Stock beneficially owned by DD Global for an aggregate purchase price of $68,565,000, or $6.53 per share. Such purchase was consummated on March 15, 2022.

Following the consummation of the sale of an aggregate of 10,500,000 shares of the Issuer’s Common Stock by DD Global reported in this Amendment, DD Global expects to satisfy the ownership limitations set forth under that certain National Security Agreement (the “NSA”), dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the Committee on Foreign Investment in the United States, the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies (the “CMAs”). The NSA requires DD Global to reduce its ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by it to a voting trust, if DD Global owns Issuer shares in excess of certain levels as of certain deadlines, including as extended by the CMAs. The DDG Agreement is attached hereto as an exhibit and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated March 16, 2022

B.	Share Purchase Agreement dated March 15, 2022 between DD Global Holdings Ltd and Bank J. Safra Sarasin AG

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2022

DD Global Holdings Limited

By:	/s/ Pak Tam Li
Pak Tam Li, Director

Champ Key Limited

By:	/s/ Pak Tam Li
Pak Tam Li, Director

DE Capital Limited

By:	/s/ Pak Tam Li
Pak Tam Li, Director

/s/ Pak Tam Li
Pak Tam Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)